Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

DISH Statement on SoftBank’s Claims and Attempt to Control Assets of National Strategic Importance, dated May 23, 2013

DISH Statement on SoftBank’s Claims and Attempt to Control Assets of National Strategic Importance

ENGLEWOOD, Colo.—(BUSINESS WIRE)— DISH Network Corporation (NASDAQ: DISH) today responded to the recently launched SoftBank web page [http://www.softbank.co.jp/sprint/benefits/] touting the purported benefits of its attempt to gain control of Sprint. DISH’s proposal will deliver nearly all the key benefits of the SoftBank-Sprint transaction and more, including 40 MHz of additional mid-band spectrum and cable-quality broadband access to approximately 40 million unserved and underserved consumers in rural America — all built on a foundation of an American company investing cash from an American balance sheet to make another American company more competitive for the benefit of all American consumers.

In fact, a DISH/Sprint merger is superior in several important areas:

•                  DISH’s $25.5 billion offer is better for shareholders, offering more cash and stock in a strategically superior company than the SoftBank proposal provides for Sprint shareholders.

•                  The SoftBank investment to control Sprint is a financial transaction, not a commercial merger, given that SoftBank has no U.S. operations to combine with Sprint. DISH/Sprint creates the only company that offers convenient, fully integrated nationwide bundle of in- and out-of-home video, broadband and voice services. The combination also provides substantial synergies and a significantly enhanced strategic position.

•                  With the largest spectrum portfolio and as the only telecommunications company to deliver voice, video and data in- and out-of-the home, DISH/Sprint would be better positioned to challenge AT&T and Verizon than SoftBank-Sprint. SoftBank brings no spectrum to the merger. DISH brings 45 MHz of low- and mid-band spectrum with an estimated value of $10 billion, plus robust cash flows.

•                  A DISH-Sprint will be better for national security by preserving domestic ownership, control and accountability over Sprint’s national wireless network and fiber backbone network, which provides classified services to government, law enforcement and military customers.

SoftBank also used its new web content to defend foreign investment in the U.S. telecom sector, citing the presence of Vodafone, through Verizon Wireless, and Deutsche Telekom’s T-Mobile operation in the U.S.

“Vodafone and Deutsche Telekom are not relevant to the national security discussion surrounding the proposed acquisition of Sprint by SoftBank,” said Stanton Dodge, DISH executive vice president and general counsel. “Times have changed and there can be no doubt that today, a nationwide wireless network is an asset of national strategic importance. Additionally, unlike Sprint, neither Verizon wireless nor T-Mobile control a national fiber backbone serving national security interests including defense, law enforcement and other sensitive governmental operations.”

SoftBank also apparently committed to using only network equipment that is acceptable to the U.S. Government, which DISH believes validates the national security concerns that it has raised with respect to SoftBank-Sprint. Further, if the news reports are accurate, and CFIUS has concerns with respect to the use of Chinese manufactured equipment on a foreign-controlled Clearwire network, then as much as $1 billion would have to be added to the cost of the proposed SoftBank-Sprint transaction.

DISH is committed to working with the appropriate regulatory agencies to meet national security goals.

“There is a bright line between DISH and SoftBank: DISH is not foreign-controlled, nor is its proposal subject to CFIUS,” said Dodge. “The question is about who should control and who will be accountable for assets — the Sprint national wireless and backbone fiber networks — that are vital to our national security.”

Dodge continued: “The contrast is clear: DISH does not operate infrastructure dependent on Chinese equipment; DISH does not own nearly a third of the Chinese e-commerce giant, Alibaba; DISH was not affiliated with a company that admitted bribing Chinese officials for telecommunications contracts.”

About DISH

DISH Network Corporation (NASDAQ: DISH), through its subsidiary DISH Network L.L.C., provides approximately 14.092 million satellite TV customers, as of March 31, 2013, with the highest quality programming and technology with the most choices at the best value, including HD Free for Life®. Subscribers enjoy the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation’s subsidiary, Blockbuster L.L.C., delivers family entertainment to millions of customers around the world. DISH Network Corporation is a Fortune 200 company. Visit www.dish.com.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012 and any subsequent quarterly reports on Form 10-Q. Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approvals for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov). In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.

DISH Network Corporation

Media Relations:

Bob Toevs, 303-723-2010

bob.toevs@dish.com

or

Investor Relations:

Jason Kiser, 303-723-2210

jason.kiser@dish.com

Source: DISH Network Corporation

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